TSXV: CNC
OTCBB: CNYCF

CANYON ANNOUNCES CONTINUATION FROM NEVADA TO BRITISH COLUMBIA

VANCOUVER, BC, May 31, 2013.

Canyon Copper Corp. (“Canyon”) (TSX-V: CNC) (OTCBB: CNYCF) announces that it has continued from the State of Nevada to the Province of British Columbia effective May 31, 2013 (the “Continuation”).

The Continuation was approved by shareholders holding a majority of the outstanding common shares of Canyon at the special meeting of the shareholders held on May 21, 2013. The principal effects of the Continuation are set out in detail in Canyon’s Proxy Statement/Prospectus dated April 22, 2013.

Canyon will issue new share certificates under the new CUSIP number, which is 138763404. Registered shareholders will receive a letter of transmittal from Canyon with information on how to replace their old share certificates with the new share certificates. Brokerage firms will handle the replacement of share certificates on behalf of their shareholders' accounts. Canyon’s common shares will continue to trade on the TSX Venture Exchange under the symbol “CNC” and on the OTCBB and OTCQB under the symbol (“CNYCF”).

On behalf of the Board of Directors,

“Benjamin Ainsworth”

CANYON COPPER CORP.
Benjamin Ainsworth, President

Contact:
Canyon Copper Corp.
Investor Relations
1-888-331-9326
(604) 331-9326
(604) 684-9365 (FAX)
info@canyoncc.com

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Suite 408 – 1199 West Pender Street • Vancouver, B.C. • V6E 2R1
TEL (604) 331-9326 • FAX (604) 684-9365